Exhibit 99.3

Orezone Resources Inc.

(A Development Stage Company)

Annual Consolidated Financial Statements

Years ended December 31, 2007 and 2006

MANAGEMENT’S REPORT

To the shareholders of Orezone Resources Inc.

The annual consolidated financial statements, the notes thereto, and other financial information contained in the Annual Report are the responsibility of the management of Orezone Resources Inc. (“the Company”). The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), using management’s best estimates and judgments where appropriate.

Management maintains accounting systems and internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.  Management has assessed the effectiveness of internal control over financial reporting and determined that these controls were not operating effectively as of December 31, 2007.  Management’s report on the effectiveness of internal controls over financial reporting has been included in the Company’s Management Discussion and Analysis.  These financial statements should be read in conjunction with this report.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The annual consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”) and the standards of the Public Company Accounting Oversight Board (United States), on the behalf of the shareholders.  Deloitte & Touche LLP have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and expressed an adverse opinion on the Company’s internal control over financial reporting because of the existence of material weaknesses.

The auditors have full and unrestricted access to the Audit Committee.

/s/ Ronald N. Little	/s/ Jimena Martinez
Ronald N. Little	Jimena Martinez
Chief Executive Officer	Chief Financial Officer

March 26, 2008 (April 4, 2008 as to the effects of the changes described in Notes 5 and 16)

Deloitte & Touche LLP
800 - 100 Queen Street
Ottawa ON K1P 5T8
Canada

Tel: (613) 236-2442
Fax: (613) 236-2195
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Orezone Resources Inc.

We have audited the accompanying consolidated balance sheets of Orezone Resources Inc. and subsidiaries (the “Company”) (a development stage company) as at December 31, 2007 and 2006, and the related consolidated statements of operations and deficit, deferred exploration expenses, comprehensive loss and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  With respect to the consolidated financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards.  These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Orezone Resources Inc. as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have withdrawn our audit report dated March 26, 2008 as Notes 5 and 16 to the consolidated financial statements have been amended.  Notes 5 and 16 contain disclosures relative to the statement of cash flows and the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States of America and also contain additional information on the amendments.

The consolidated financial statements as at December 31, 2005 and for the year then ended were audited in accordance with Canadian generally accepted auditing standards by other auditors who expressed an opinion without reservation on those statements in their report dated February 10, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of the existence of  material weaknesses.

Independent Registered Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

March 26, 2008 (April 4, 2008 as to the effects of the changes described in Notes 5 and 16)

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph following the opinion paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 26, 2008 (April 4, 2008 as to the effects of the changes described in Notes 5 and 16), is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

March 26, 2008 (April 4, 2008 as to the effects of the changes described in Notes 5 and 16)

PricewaterhouseCoopers L.L.P.
99 Bank Street, Suite 800
Ottawa, Ontario
Canada K1P 1E4
Telephone+1 613 237 3702
Facsimile+ 1 613 237 3963

Auditors’ Report

To the Shareholders of

Orezone Resources Inc.

We have audited the consolidated balance sheet of Orezone Resources Inc. (an exploration stage company) as at December 31, 2005 and the consolidated statements of operation and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Ottawa, Canada

February 10, 2006

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Balance Sheet

(Expressed in United States dollars)

		December 31	December 31
	Notes	2007	2006
		$	$
ASSETS
Current assets
Cash and cash equivalents		53,204,946	22,515,859
Taxes and other receivables	6	129,427	100,156
Other		163,399	183,747
Inventory		303,273	182,623

		53,801,045	22,982,385
Investments (market value 2006 - $1,465,219)	7	7,065,335	1,244,819
Other long-term receivables	6	791,644	—
Deposits on property, plant and equipment	13	1,493,845	82,068
Property, plant and equipment, net of accumulated amortization	8	824,461	451,720
Mineral exploration properties, at cost	9	215,082,778	6,145,562
Deferred exploration expenses, at cost	9	32,016,005	21,080,941

		311,075,113	51,987,495

LIABILITIES
Current liabilities
Accounts payable		4,101,470	1,022,990
Taxes payable		237,926	68,232
Trade accrued liabilities		541,824	588,522

		4,881,220	1,679,744

COMMITMENTS	13

SHAREHOLDERS’ EQUITY
Capital stock
Common shares (authorized: no par value, unlimited; issued and outstanding: 2007 - 355,955,938; 2006 - 133,018,641)	10	318,618,681	62,011,438
Contributed surplus	10	3,429,253	2,612,938
Accumulated other comprehensive income	14	1,698,061	483,211
Accumulated deficit		(17,552,102)	(14,799,836)

		306,193,893	50,307,751

		311,075,113	51,987,495

Nature of Operations (Note 1)

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

“Ronald N. Little”	“David G. Netherway”
Director	Director

		Years ended December 31
	Notes	2007	2006	2005
		$	$	$

Administrative expenses
Salaries, benefits and consulting fees		1,002,152	616,170	512,839
Stock-based compensation		1,070,084	424,159	615,330
Public relations and travel		321,597	457,000	568,468
Office, general and administrative		259,961	139,182	111,844
Audit, legal and professional fees		213,794	150,570	66,655
Public company costs		321,595	310,442	164,060
Interest		5,240	3,637	2,122
Amortization of equipment		13,406	33,371	30,483
Loss on disposal of equipment		3,138	—	—
Unrealized loss on fair value of warrants		126,666	—	—

Total administrative expenses		3,337,633	2,134,531	2,071,801

Write-off of deferred exploration expenses	9	2,039,175	202,520	3,687,251
Write-off of mineral exploration properties	9	35,000	—	694,345

Total expenses		5,411,808	2,337,051	6,453,397

Foreign exchange gain		651,062	4,784	638,115
Other income		155,045	64,676	14,796
Gain on disposal of investments		822,887	49,195	257,490
Interest income		728,702	1,153,674	221,180

Net loss for the year		(3,054,112)	(1,064,722)	(5,321,816)

Deficit, beginning of year		(14,799,836)	(13,735,114)	(8,413,298)
Adjustments to opening deficit (Note 3):
Unrealized gain on fair value conversion of purchase warrants and options at January 1, 2007		301,846	—	—

Deficit, end of year		(17,552,102)	(14,799,836)	(13,735,114)

Net loss per common share, basic and diluted		(0.02)	(0.01)	(0.05)

Weighted average number of shares oustanding		154,103,269	132,887,357	116,516,591

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration Expenses

(Expressed in United States dollars)

		Years ended December 31
	Notes	2007	2006
		$	$

Balance, beginning of year	9	21,080,941	12,304,249

Additions
Contract drilling and assaying		3,780,339	4,911,777
Engineering and consultants		4,461,577	1,328,176
Salary and employee costs		1,623,387	1,187,156
Stock-based compensation		225,971	107,664
Fuel and oil		436,719	459,465
Freight		50,125	68,749
Field supplies and equipment		481,311	391,458
Food and water		212,192	132,065
Vehicles		177,290	197,983
Facilities		268,246	224,722
Head office support		655,718	416,249
General office and administration		960,289	575,656
Depreciation of capital assets		265,210	288,256
Exchange (gain) loss		101,270	(159,122)

Total additions		13,699,644	10,130,254

Deductions
Write-off of deferred exploration expenses	9	2,039,175	202,520
Optionee contributions		725,405	1,151,042

Total deductions		2,764,580	1,353,562

Balance, end of year	9	32,016,005	21,080,941

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

		Years ended December 31
	Notes	2007	2006	2005
		$	$	$
OPERATING ACTIVITIES
Net loss		(3,054,112)	(1,064,722)	(5,321,816)
Non-cash items
Amortization of equipment		13,406	33,371	30,483
Unrealized loss on fair value of warrants		126,666	—	—
Loss on disposal of equipment		3,138	—	—
Gain on disposal of investments	7	(822,887)	(49,195)	(257,490)
Write-off of deferred exploration expenditures		2,039,175	202,520	3,687,251
Write-off of mineral exploration property acquisition costs		35,000	—	694,345
Stock-based compensation		1,070,084	424,159	615,330
Changes in non-cash working capital items	5	570,202	(135,393)	196,171

Cash flows used in operating activities		(19,328)	(589,260)	(355,726)

INVESTING ACTIVITIES
Sale of investments	7	1,436,155	60,720	1,492,051
Purchase of investments		(5,043,755)	(1,128,676)	—
Change in other long-term receivables		(791,644)	—	—
Deposits on property, plant and equipment		(1,411,777)	(16,764)	(65,304)
Purchase of property, plant and equipment		(655,546)	(333,367)	(420,625)
Proceeds on disposal of property, plant and equipment		1,051	—	—
Investment in mineral exploration properties	4/9	(208,972,216)	(15,000)	(20,000)
Deferred exploration expenses	5/9	(10,691,525)	(11,144,768)	(18,240,021)
Optionee contributions	9	710,167	1,151,042	13,753,180

Cash flows used in investing activities		(225,419,090)	(11,426,813)	(3,500,719)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	266,688,596	—	25,802,013
Proceeds from exercise of stock options and warrants	10	478,900	228,346	5,824,881
Share issue costs	10	(11,039,993)	18,348	(1,628,091)

Cash flows provided by financing activities		256,127,503	246,694	29,998,803

Increase (decrease) in cash and cash equivalents		30,689,085	(11,769,379)	26,142,358

Cash and cash equivalents, beginning of year		22,515,861	34,285,240	8,142,882

Cash and cash equivalents, end of year		53,204,946	22,515,861	34,285,240

Cash and cash equivalents consist of:
Cash		53,204,946	17,562,590	586,676
Investments with terms to maturity of less than three months		—	4,953,271	33,698,564
Cash and cash equivalents, end of year		53,204,946	22,515,861	34,285,240

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Comprehensive Loss

(Expressed in United States dollars)

		For the years ended December 31
	Notes	2007	2006
		$	$

Net loss		(3,054,112)	(1,064,722)

Other comprehensive income, net of tax:
Unrealized gain on available-for-sale investments	3 / 14	1,431,103	—
Reduction in AOCI for sale of investments	3 / 14	(822,887)	—

Comprehensive loss		(2,445,896)	(1,064,722)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1 —NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or the “Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa in the countries of Burkina Faso and Niger.

The Company is in the exploration stage and has not yet determined whether any of its properties, except for one, contain ore deposits that are economically recoverable.  The recovery of costs incurred on the properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these deposits into production.  In September 2007, a NI 43-101 compliant full feasibility study (“FFS”) for the Essakane Project in Burkina Faso, West Africa, determined that the property contained economically recoverable ore deposits.

The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so to date, there can be no assurance it will be able to do so in the future.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

2 — BASIS OF PRESENTATION

The annual audited consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in US dollars.  These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 16.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, the assumptions used in valuing the Company’s stock options, the useful life of fixed assets and the impairment of long-lived assets and inventory.  Actual results may differ from those estimates.

Principles of consolidation

The Financial Statements include the accounts of the Company, its wholly-owned subsidiaries Orezone Inc. (“BVI”), Orezone Essakane Limited (“OEL”), Burkina Resources Inc., Niger Resources Inc, Orezone Mali S.A.R.L., Essakane Limited (“EL”), Essakane SARL, Orezone Inc. SARL and Gold Fields Burkina Faso SARL (“GFBF”). All inter-company balances and transactions have been eliminated upon consolidation.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

2 — BASIS OF PRESENTATION (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a term to maturity at the date of acquisition of three months or less. The Company invests cash in interest bearing financial instruments with high credit quality financial institutions.

Foreign currency translation and measurement currency

Monetary assets and liabilities of Orezone’s integrated foreign operations are translated into United States dollars at the exchange rate in effect at the balance sheet date.

Non-monetary assets and liabilities are translated at exchange rates in effect at transaction dates.  Revenue and expenses are translated at the average rate in effect during the year, with the exception of amortization, which uses the same rates as the assets to which it relates. Gains and losses are included in the statement of operations for the year.  The Company has three African based subsidiaries, Orezone Inc. SARL, Essakane SARL and Gold Fields Burkina Faso SARL, which are incorporated in the country of Burkina Faso with a measurement currency of the Communauté Financière Africaine franc (“CFA”) as required by the laws of Burkina Faso.  However, under Canadian GAAP, their measurement currency is the United States dollar as the majority of their transactions and financing are in United States dollars. These are integrated foreign operations.  The Company has branch offices in both Mali and Niger, which are also integrated foreign operations.  The majority of the Company’s business is conducted in United States dollars, and this will likely continue in the future. The Company’s measurement currency changed to the United States dollar in 2004 and the Company also elected to change its reporting currency to United States dollars effective January 1, 2004.

Investments

The Company’s investments are considered portfolio investments, and are accounted for at fair value with any unrealized gains and losses recorded as other comprehensive income, as described in Note 3.  These investments do not qualify for accounting under the equity method because the Company’s ownership interest in such investees is less than 20 percent, and the Company does not have the ability to exercise significant influence.  The Company monitors its portfolio investments for impairment, and records a loss to the statement of operations when a decline in fair value is considered other than temporary.

Property, plant and equipment

Assets are amortized over their estimated useful service lives using the straight-line method at the following annual rates:

Buildings	20 years
Computer equipment	2 – 5 years
Furniture and equipment	2 – 5 years
Vehicles	2 – 5 years
Communications system	2 – 3 years
Leasehold improvements	3 years

Inventory

Inventory consists of materials and supplies to be consumed in development activities.  Inventories are measured at the lower of cost and net realizable value.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

2 — BASIS OF PRESENTATION (continued)

Mineral exploration properties and deferred exploration expenses

Mineral exploration property acquisition, exploration and development expenditures are capitalized and accounted for on either an individual property, or area of interest basis. Expenditures include directly attributable administrative and support costs. The recoverability of amounts shown as mineral exploration property acquisition costs and deferred exploration and development expenses is dependent upon the discovery of economically recoverable mineral deposits on the properties, the ability of the Company to obtain the financing necessary to develop the properties, the ability of the Company to obtain the permits and approvals necessary to develop the properties, and future profitable production from the properties, or their disposition for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to the acquisition, exploration and development of mineral properties until such time as a mineral property is put into commercial production, sold or becomes impaired. If commercial production commences, capitalized costs will be amortized prospectively on a unit-of-production basis.

The Company assesses its mineral properties on a quarterly basis to determine whether indicators of impairment exist.  It reviews the carrying value of a mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable.  Estimated future cash flows from a property are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis and are compared to the carrying value of the mineral property.  An impairment is assessed if the undiscounted future cash flows do not exceed the property’s carrying value.

If the carrying value of the property exceeds estimated future cash flows, the property will be written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater than the carrying value.  An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Each property is reviewed to assess whether the property merits further exploration and development expenditure and whether the carrying value of the property is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations.

The amounts shown for mineral exploration properties represent costs incurred to date net of write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

2 — BASIS OF PRESENTATION (continued)

Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding for each period.  Basic earnings (loss) per share is calculated by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of the stock options.  When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding stock options.

Stock-based compensation

The Company has a stock-based compensation plan (“the Plan”), as described in Note 10.  The Company measures the compensation cost of stock options issued under the Plan using the fair-value method.  Compensation costs are measured at the grant date based on the fair value of the award using the Black-Scholes option pricing model, and are recognized over the related service period as an expense or deferred exploration expense, depending on the responsibilities of the employee, with a corresponding increase to contributed surplus.

The Black-Scholes option pricing model used to calculate option values, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradeable, fully transferable warrants and options without vesting restrictions, which differ from the Company’s stock option awards.  The models also require highly subjective assumptions, including volatility, estimated forfeiture rate and expected time until exercise, which affect the calculated values.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities.  They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.  The Company establishes a valuation allowance against future income tax assets if, based on available information, it is likely that some or all of the future income tax assets will not be realized.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

3 — CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted five new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. The new standards and accounting policy changes are as follows:

Financial Instruments — Recognition and Measurement (Section 3855)

This Section describes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements.  Under the new standard, financial assets and liabilities are initially recorded at fair value.  Subsequently, financial instruments classified as financial assets or liabilities held for trading, financial assets available-for-sale and derivative financial instruments, whether part of a hedging relationship or not, have to be measured at fair value on the balance sheet at each reporting date, whereas other financial instruments are measured at amortized cost using the effective interest method.

The Company has made the following classifications:

•                  Cash and cash equivalents are classified as financial assets held for trading and are measured at fair value.

•                  Other receivables are classified as loans and receivables and are recorded at amortized cost using the effective interest method.

•                  Investments in common shares are classified as financial assets available-for-sale and are measured at fair value with unrealized gains or losses recorded in other comprehensive income.

•                  Investments in share purchase warrants and options are classified as held for trading and are measured at fair value with changes recorded in earnings.

•                  Accounts payable and accrued liabilities are classified as other liabilities and are measured at amortized cost using the effective interest method.

Hedges (Section 3865)

These recommendations expand the guidelines outlined in Accounting Guideline 13 (“AcG-13”), Hedging Relationships.  This Section describes when and how hedge accounting may be applied, as well as disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses from the derivative financial instruments in the same period as for those related to the hedged item.  The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

This Section describes reporting and disclosure recommendations with respect to comprehensive income and its components.  Comprehensive income is the change in Shareholders’ equity, which results from transactions and other events and circumstances from non-shareholder sources.  These transactions and events include unrealized gains and losses resulting from changes in the fair value of investments classified as available-for-sale, from foreign currency translation on self-sustaining foreign subsidiaries and from changes in gains and losses on derivative instruments.

In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income (loss), has been added to the shareholders’ equity section of the consolidated balance sheet. A component of this new category is unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the year ended December 31, 2007 are disclosed in Note 14.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

3 — CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments – Disclosure and Presentation (Section 3861)

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity (Section 3251)

This Section establishes standards for the presentation of equity and changes in equity during the reporting period.

Accounting Policy Choice for Transaction Costs (EIC-166)

To comply with CICA 3855, an entity must decide on the initial measurement of financial assets and liabilities (other than those classified as held for trading) and whether transaction costs will be added to the investment cost or expensed in net income.  EIC-166 provides guidance on whether an entity must make one accounting policy choice for all qualifying financial assets and financial liabilities classified as other than held for trading or whether transaction costs can be added to the cost base for some instruments and expensed for others.  The EIC reached a consensus that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading, but that a different accounting policy choice might be made for financial instruments that are not similar.   This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with CICA 3855 in the financial statements for interim and annual reporting periods ending on or after September 30, 2007.  The Company has applied EIC-166 to transaction costs incurred during the current fiscal year.  The Company has adopted the policy of recognizing transaction costs on all financial assets classified as available for sale in net income.

These new standards were applied retroactively as of January 1, 2007 without restatement of prior years’ figures other than for reclassifying the foreign currency translation adjustment to accumulated other comprehensive income.  The following table summarizes the adjustments made to the consolidated balance sheet as of January 1, 2007, upon the adoption of the new standards:

	$	$
Investments		908,480
Decrease in accumulated deficit:
Cumulative translation adjustment	483,211
Unrealized gain on fair value conversion of
purchase warrants at January 1, 2007	(301,846)	181,365
Accumulated other comprehensive income		(1,089,845)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

3 — CHANGES IN ACCOUNTING POLICIES (continued)

The impacts of these changes in accounting policies on the financial statements for the year ended December 31, 2007 and as at that date are summarized in the following table:

$
Net loss	126,666
Other comprehensive income	(1,431,103)
Investments	481,550
Accumulated other comprehensive income	822,887

Recently issued accounting pronouncements

In December 2006, the CICA issued CICA Handbook Section 3862, Financial Instruments – Disclosures and CICA Handbook Section 3863, Financial Instruments – Presentation to replace CICA Handbook Section 3861, Financial Instruments– Disclosure and Presentation.  Section 3862 establishes standards for disclosures about financial instruments and non-financial derivatives.  This standard places increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3863 carries forward unchanged the presentation requirements of Handbook Section 3861.  Section 3862 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company is currently evaluating the impact of Handbook Section 3862 on the consolidated financial statements.

In December 2006, the CICA issued CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company is currently evaluating the impact of this section on the consolidated financial statements.

In June 2007, the CICA issued an amendment to CICA Handbook Section 1400, General Standards of Financial Statement Presentation, to incorporate going concern guidance with respect to management’s assessment of whether an entity is a going concern, and related disclosures.  These amendments apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company is currently evaluating the impact of this section on the consolidated financial statements.

In June 2007, the CICA issued CICA Handbook Section 3031, Inventories, replacing Section 3030, Inventories.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008.  Accordingly, the Company will adopt the new standard for its fiscal year beginning January 1, 2008.  It provides more guidance on the measurement and disclosure requirements for inventories.  The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

3 — CHANGES IN ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements (continued)

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises in its financial statements for the year ended December 31, 2009.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

4 — ACQUISITION OF MINERAL EXPLORATION PROPERTY

On November 26, 2007, the Company became the 100% owner of the Essakane property by agreeing to purchase from Gold Fields Limited of South Africa (“Orogen”) its 60% portion of the Essakane property for consideration of US $208,719,609 in cash and shares.  The acquisition consisted of a cash payment to Orogen of US $158,719,609 and the issuance of 41,666,667 common shares of the Company at a price of US $1.20 per share, the closing price of the Company’s common shares on the acquisition date.  The Company completed a US $216,688,596 equity financing (including exercise of an over-allotment option) in order to finance the acquisition, as described in Note 10.

Exploration expenses for the Essakane property for the period between November 26 and December 31, 2007 are included in the Consolidated Balance Sheet and Consolidated Statement of Deferred Exploration Expenses.  Other components of earnings for the period between November 26 and December 31, 2007 are included in the Consolidated Statement of Operations and Deficit.

The assets acquired and liabilities assumed as at November 26, 2007 are as follows:

$
Current assets	1,648,327
Property, plant and equipment	1,799,299
Mineral exploration properties, at cost	207,972,216
Total assets acquired	211,419,842

Current liabilities	(2,700,233)
Total liabilities assumed	(2,700,233)

Net assets acquired	208,719,609

Prior to acquiring Orogen’s interest in the Essakane project the Company owned 40% of the project.  Orogen was the operator of the project for the period from January 1, 2006 to the acquisition date.  Prior to that, the Company was the operator.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

5 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the twelve months ended December 31 are as follows:

	2007	2006	2005
	$	$	$
Taxes and other receivables	(66,145)	2,879	25,815
Other	5,122	(9,297)	(184,806)
Accounts payable	568,886	(181,644)	284,332
Accrued liabilties	62,339	52,669	70,830
	570,202	(135,393)	196,171

Items not affecting cash and cash equivalents related to deferred exploration expenses for the twelve months ended December 31 are as follows:

	2007	2006	2005
	$	$	$
Taxes and other receivables	36,874	415,186	(472,274)
Other	15,226	16,022	171,824
Inventory	(120,650)	(76,102)	(106,521)
Accounts payable	2,509,594	(1,517,408)	1,615,052
Taxes payable	169,694	(126,891)	195,123
Accrued liabilities	(109,037)	(121,241)	431,287
Expenses relating to stock-based compensation	225,971	107,664	115,600
Total	2,727,672	(1,302,770)	1,950,091

Optionee contribution receivable	15,238	—	(472,270)

Orezone Resources Inc. is amending its Note on information included in the Consolidated Statements of Cash Flows for the year ended 2007.  The amendment corrects a clerical error in the disclosure of items not affecting cash and cash equivalents related to deferred exploration expenditures.  There is no effect to the Consolidated Statements of Cash Flows.

Depreciation of $265,210 (2006 - $288,256) was capitalized to deferred exploration expenses in 2007.

6 — TAXES AND OTHER RECEIVABLES

The Company pays commodity taxes on purchases in the countries it operates in.  In some of these jurisdictions these amounts are reimbursable to the Company.  Amounts receivable from various governments as well as other receivables are as follows:

	2007	2006
	$	$
Government of Burkina Faso	791,644	—
Government of Canada - GST	92,906	11,954
Ministère de Revenu - QST	7,992	4,121
Other receivables	28,529	84,081
	921,071	100,156
Long-term receivables	(791,644)	—
Taxes and other receivables	129,427	100,156

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

7 — INVESTMENTS

	2007	2006
	$	$
Opening balance	1,244,819	127,668
Fair value adjustment at January 1, 2007	908,480	—
Purchases	5,043,755	1,128,676
Fair value adjustment	1,304,436	—
Disposals	(1,436,155)	(11,525)
Closing balance	7,065,335	1,244,819

In the second quarter of 2007, the Company exercised warrants of Platmin Ltd. for $45,000 in exchange for 50,000 shares.  The fair market value of the shares on the date of acquisition was $398,679.

In the third quarter of 2007, the Company invested $4,998,755 to acquire 75,000 shares of streetTRACKS at $66.65 per share.  StreetTRACKS is an exchange traded fund that holds gold as investments and, therefore, is designed to mirror the performance of the price of gold bullion, less the fund’s expenses. As a result, this investment is exposed to fluctuations in gold prices (see Note 15 – Financial Instruments).

During the year, the Company sold investments for aggregate proceeds of $1,436,155 and realized a gain of $822,887.

The total change in fair value of warrants recognized in net income during the period that was estimated using a valuation technique based on assumptions that are not supported by observable market prices or rates (Note 15) was $112,699.

8 — PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2007			As at December 31, 2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$
Land	306,735	—	306,735	129,658	—	129,658
Buildings	67,965	2,521	65,444	43,218	360	42,858
Computer equipment	200,265	82,843	117,422	84,296	74,175	10,121
Furniture and equipment	397,733	231,643	166,090	234,852	155,626	79,226
Vehicles	757,752	589,569	168,183	587,069	401,863	185,206
Communication systems	56,323	55,736	587	56,323	51,672	4,651
Leasehold improvements	17,782	17,782	—	17,782	17,782	—
	1,804,555	980,094	824,461	1,153,198	701,478	451,720

During the twelve months ended December 31, 2007, $13,406 ($33,371 in 2006) of amortization was charged to expenses and $265,210 ($288,256 in 2006) was capitalized to deferred exploration expenses.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

9 –– MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at December 31, 2007		As at December 31, 2006
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses
	$	$	$	$
Essakane (a)	214,867,862	24,404,926	5,895,646	20,874,122
Séguénega (“Séga”) (b)	11,410	12,032,956	11,410	8,113,391
Bondigui (“Bondi”) (c)	146,185	7,926,781	146,185	6,278,186
Bomboré (d)	57,321	3,023,829	57,321	1,906,983
Markoye (e)	—	—	—	402,356
Golden Hill (f)	—	994,014	—	298,013
Komkara (g)	—	199,225	—	202,205
Mali (h)	—	—	35,000	520,085
Niger (i)	—	4,882,794	—	3,208,715
	215,082,778	53,464,525	6,145,562	41,804,056
Optionees’ contributions (j)	—	(21,448,520)	—	(20,723,115)

	215,082,778	32,016,005	6,145,562	21,080,941

a)  Essakane, Burkina Faso

The Company acquired a 100% interest in six permits covering 1,433 km2 in July, 2002. The Essakane property was subject to an option agreement, dated July 19, 2002, with a subsidiary of Gold Fields Limited of South Africa (“Orogen”).  Orogen had earned a 60 percent interest in the project by incurring cumulative expenditures of $8.0 million and completing a bankable feasibility study.

Orezone managed the exploration programs and incurred project expenditures, which were then reimbursed by Orogen, until January 1, 2006, at which time Orogen assumed management of the project and subsequently incurred most of the expenditures directly on its own behalf.  The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

In the fourth quarter of 2007, the Company entered into an agreement with Orogen to acquire their 60% interest in the project (Note 4).  As a result the Company became the operator with a 100% interest in the project.

b)  Séga, Burkina Faso

Following the expiry of the original Séguénega permit in January 2007, an application was submitted for a new 124 km2 permit that covers the most prospective portion of the original Séguénega permit. The new permit, called Tiba, was granted in March 2007 by the government of Burkina Faso. The Company has also been granted the 189 km2 Namasa permit which is part of the Séga project area.

During the fourth quarter of 2007, a NI 43-101 compliant resource update report was completed on the Tiba property.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

9 –– MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES (continued)

b)  Séga, Burkina Faso (continued)

The Company signed a series of option agreements with five separate owners holding exploration permits around the Company’s Tiba and Namasa permits. The permits under option cover an aggregated area of 854km2. Orezone can earn an interest of up to 100% on each of the permits by making annual payments to the current owners and by funding and executing exploration programs during the option period.

c)  Bondi, Burkina Faso

The Bondi exploration permit expired on May 17, 2006 and was replaced by the 224 km2 Djarkadougou permit and the 224 km2 Nicéo permit.  The 246 km2 Poyo permit, which was granted in 2006, is also part of the Bondi project area.  The Poyo permit can be renewed for an ultimate three-year period in 2009, while the Djarkadougou and Nicéo permits can be renewed for two additional three-year periods in 2009.

d)  Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 km2 and was granted on February 17, 2004 for a term of three years.  In 2007, it was renewed for an additional three-year period ending February 17, 2010. The Company has spent CAD $2.0 million to earn a 50% interest in the permit and may increase its interest to 70% by completing a bankable feasibility study.  Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100%, subject to a 1% net smelter return royalty.

e)  Markoye, Burkina Faso

The Markoye exploration permit was written off in the second quarter of 2007 because management decided to discontinue further exploration activity in the area due to negative drilling results.  The Company expensed $407,687 of costs which had previously been capitalized.

f)  Golden Hill, Burkina Faso

The Intiédougou permit expired July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou.  The Nabéré permit covers 91.58 km2 and the Tankiédougou permit covers 138.43 km2. These permits are valid for an initial term of three years and can be renewed for two additional three-year periods in 2008 and 2011.

g) Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27.21 km2.  The Komkara permit has an initial term of three years and can be extended for two additional three year periods.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

9 –– MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES (continued)

h)  Mali

The Company had two exploration permits in Mali, the 148 km2 Dag Dag Est permit which expires October 16, 2013 and the 112 km2 Farabantourou permit which expires July 28, 2014. During the third quarter of 2007, the Company decided to abandon its two permits as well as an option to earn an interest in a third permit in Mali due to poor exploration results and an inability to conclude agreements with other companies to advance these projects.  The Company expensed $632,178 of costs that had been previously capitalized and incurred $22,428 of restructuring charges associated with the disposition of the permits.  In addition, the Company expensed $35,000 of costs relating to the mineral exploration properties which had previously been capitalized.

i) Niger

In 2003 the Company obtained three prospecting permits in the Republic of Niger which were subsequently converted into the 1,997 km2 Kossa exploration permit with a mining convention on October 18, 2004. In October 2007, the permit was reduced by 50% to 999 km2 and renewed for a three-year term.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koyria concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

The Company wrote off $942,138 of costs related to the Namaga permit at the end of the second quarter of 2007 as management elected to terminate the joint venture agreement with Greencastle. During the third quarter of 2007, $28,793 of trailing costs associated with this permit were expensed.  Costs of $5,951 relating to the TAG1, TAG2 and ZEL3 permit applications were written off as the permit applications were turned down by the government.

In the second quarter of 2007, a wholly owned subsidiary of the Company was granted two uranium exploration permits by the Government of the Republic of Niger.

The Company also has four outstanding permit applications pending with the Government of the Republic of Niger and is unable to determine if or when these permits will be granted.

j)  Optionees’ contributions and option payment

In 2007, $725,405 ($1,151,042 in 2006) of the funds invested in the Essakane property by Orezone were reimbursed by Orogen.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10 –– CAPITAL STOCK

(a) Capital stock continuity

Authorized:

An unlimited number of common shares, without par value.

Issued:

Issued and outstanding and amounts recorded as capital stock and contributed surplus for the twelve months ended December 31 are as follows:

	Capital Stock		Contributed
	Shares	$	Surplus
			$
Balance, December 31, 2005	132,777,641	61,558,951	2,286,908
Stock-based compensation	—	—	531,823
Stock options exercised	241,000	434,139	(205,793)
Issue costs - adjustment	—	18,348	—
Balance, December 31, 2006	133,018,641	62,011,438	2,612,938
Stock-based compensation	—	—	1,373,330
Stock options exercised	696,800	958,640	(479,740)
Stock option modification	—	—	(77,275)
Issuance of shares	222,240,497	266,688,596	—
Issue costs	—	(11,039,993)	—
Balance, December 31, 2007	355,955,938	318,618,681	3,429,253

In the fourth quarter of 2007, the Company concurrently completed a public financing consisting of the sale of 154,200,000 common shares and a private placement of 12,500,000 common shares.  As well, the Company issued 41,666,667 shares to Gold Fields Ltd. as partial consideration for the acquisition of the Essakane project, and 13,873,830 common shares in connection with the exercise of an over-allotment option by its investment dealers.  All shares were issued at a price of US $1.20 per share.

(b)  Stock option plan

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the total number of shares that the Company may currently issue pursuant to the Plan is 12,200,000.  Stock options are issued at the market value of the Company’s common stock on the day prior to the date of grant, subject to a three-year vesting period with a contractual term of 10 years.  The grant date fair value is calculated using the Black-Scholes option valuation model.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10 –– CAPITAL STOCK (continued)

(b)  Stock option plan (continued)

The summary of the status of the Company’s stock option plan for the twelve months ended December 31, 2007 is as follows:

	2007		2006
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		CAD$		CAD$
Outstanding, beginning of year	6,037,500	0.77	6,353,500	0.77
Granted	2,000,000	1.74	200,000	1.60
Exercised	(696,800)	0.78	(241,000)	1.08
Forfeited	(60,000)	1.27	(275,000)	0.85
Outstanding, end of year	7,280,700	1.03	6,037,500	0.77

Options exercisable at year end	5,563,200		5,375,000

The Company received $478,900 in cash from the exercise of stock options during the year ended December 31, 2007 ($228,346 in 2006).  The Company’s policy is to issue new shares to satisfy share option exercises.  The total intrinsic value of options outstanding at December 31, 2007 was $1,260,394 ($4,555,100 in 2006).  The total intrinsic value of options exercised during the year ended December 31, 2007 was $1,014,961 ($147,172 in 2006).

As at December 31, 2007, the following options were outstanding:

	Outstanding			Exerciseable
Range of exercise prices	Outstanding Options	Remaining Contractual Life	Weighted Average Outstanding Exercise Price	Vested Options	Weighted Average Vested Exercise Price
(CAD$)		(in years)	(CAD$)		(CAD$)
$0.00 to $0.49	2,470,000	4.05	$0.30	2,470,000	$0.30
$0.50 to $0.99	795,000	3.94	$0.50	795,000	$0.50
$1.00 to $1.49	1,632,500	7.06	$1.29	1,502,500	$1.30
$1.50 to $1.99	1,775,000	9.15	$1.71	597,500	$1.61
$2.00 to $2.50	608,200	8.82	$2.03	198,200	$2.00

$0.00 to $2.50	7,280,700	6.35	$1.03	5,563,200	$0.80

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10 — CAPITAL STOCK (continued)

(b)  Stock option plan (continued)

Fair value of options granted for the years ended December 31, 2007 and 2006 are as follows:

	Number of Options granted	Weighted average exercise price	Weighted average fair value
		CAD$	CAD$

2007	2,000,000	1.74	1.56
2006	200,000	1.60	1.45

The fair value of each option award was estimated on the grant date using the Black-Scholes option valuation model, using the following assumptions:

	December 31, 2007	December 31, 2006
Expected option life*	7.5 years	7.5 years
Volatility**	121%	127%
Risk-free interest rate***	4.23%	4.61%
Dividend yield	0.00%	0.00%

* The expected option life (estimated period of time outstanding) of options granted was estimated using the historical exercise behaviour of employees with reference to the current weighted average life and intrinsic value of options outstanding as at December 31, 2007.

**The expected volatility was based on historical volatility for a period equal to the stock option’s expected life.

***The risk-free rate is based on the yield of a Government of Canada marketable bond in effect at the time of grant and with an expiry commensurate with the expected life of the award.

Stock-based compensation for the twelve months ended December 31 is reflected in the financial statements as follows:

	2007	2006	2005
	$	$	$
Statements of Operations	1,070,084	424,159	615,330
Statements of Deferred Exploration Expenses:	225,971	107,664	115,600
Total	1,296,055	531,823	730,930

As at December 31, 2007, there was $1,878,535 of total unrecognized compensation cost related to unvested share-based compensation awards granted under the stock option plan.  That cost is expected to be recognized over a weighted average period of 1.4 years. A portion of the total will be allocated to deferred exploration expenses based on certain employees’ level of effort on each of the related projects.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

11 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties.  Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at December 31, 2007 and, 2006 are as follows:

	December 31, 2007	December 31, 2006
	$	$

Canada	48,714,558	2,598,234
British Virgin Islands	2,238,376	13,572,929
Burkina Faso	255,750,804	33,068,003
Niger	4,368,477	2,748,329
Mali	2,898	—
	311,075,113	51,987,495

12 — INCOME TAXES

The Company’s income tax provision differs from the amount resulting from the application of the Canadian statutory income tax rate.  A reconciliation of the combined Canadian federal and provincial income tax rates with the Company’s effective tax rate is as follows:

	2007	2006	2005
	$	$	$
Loss before income taxes	(3,054,112)	(1,064,722)	(5,321,816)
Statutory rate	36.12%	36.12%	36.12%
Estimated recovery of income taxes	(1,103,000)	(385,000)	(1,922,000)

Permanent differences	1,075,500	(168,000)	1,565,000
Change in valuation allowance	3,109,000	1,025,000	478,000
Other	(3,081,500)	(472,000)	(121,000)
Recovery for income taxes	—	—	—

The Canadian statutory income tax rate of 36.12% is comprised of the federal income tax rate at approximately 22.12% and the provincial income tax rate at approximately 14.00%.

The primary differences which give rise to the future income tax recoveries at December 31, 2007 and 2006 are as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

12 — INCOME TAXES (continued)

	2007	2006
	$	$
Future income tax assets
Mineral exploration properties	626,000	660,000
Share issuance costs	2,960,000	704,000
Operating losses carried forward	3,379,000	2,603,000
	6,965,000	3,967,000
Less: valuation allowance	(6,984,000)	(3,875,000)
Net future tax assets	(19,000)	92,000

Future tax liabilities
Property, plant and equipment	19,000	(92,000)
Net future taxes	—	—

The tax benefit of share issue costs when recorded will increase share capital.

At December 31, 2007, the Company has income tax loss carry forwards of approximately $12,062,000 for Canadian income tax purposes. These losses expire as follows:

$
2007	413,000
2008	246,000
2009	324,000
2010	825,000
2014	1,729,000
2015	1,949,000
2016	3,019,000
2017	3,557,000
12,062,000

The Company also has resource-related tax deductions of approximately $2,157,000 available to reduce future income taxes over an indefinite period.  The unamortized balance, for income tax purposes, of share issuance fees amounts to approximately $10,082,000 and will be deductible over the next four years.

13 — COMMITMENTS

The Company has entered into a long-term lease agreement expiring in September 2008.  The lease calls for payments of CAD$50,544 for the rental of office space.  Minimum lease payments are as follows:

CAD$
2008	37,908

Prior to year-end, the Company entered into a long-term lease agreement commencing March 1, 2008 and expiring in February 2013.  The lease calls for payments of CAD$109,642 for the rental of office space as well as the Company’s proportionate share of the operating costs and taxes relating to the gross leasable area of the building.  Minimum lease payments are as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

13 — COMMITMENTS (continued)

CAD$
2008	91,368
2009	109,642
2010	109,642
2011	109,642
2012	109,642
Thereafter	18,274
548,210

Rent expense in 2007 was $42,802, $20,947 in 2006 and $16,109 in 2005.

During the year, the Company entered into an agreement for the construction of three waste water treatment plants in Burkina Faso.  The Company paid a 30% deposit on the construction project in 2007 and the balance of US$214,848 will be payable in 2008.  As well, the Company entered into an agreement for the manufacture of two mills in Burkina Faso.  A 10% deposit was paid in 2007.  A schedule of payments was not provided by the manufacturer however it is expected that the US$12,124,578 balance will be payable evenly over 2008 and 2009.

14 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is comprised as follows:

	December 31,	December 31,
	2007	2006
	$	$

Accumulated other comprehensive income, beginning of year	483,211	—
Adjustment to accumulated other comprehensive income, beginning of year (Note 3):
Cumulative adjustment for translation	—	483,211
Cumulative unrealized gain on fair value of available-for-sale investments at January 1, 2007	606,634	—
Accumulated other comprehensive income, beginning of year (restated)	1,089,845	483,211
Unrealized gain on available for sale investments, net of tax	1,431,103	—
Disposal of available-for-sale investments	(822,887)	—

Accumulated other comprehensive income, end of year	1,698,061	483,211
Deficit, end of year	(17,552,102)	(14,799,836)
Accumulated other comprehensive income and deficit, end of year	(15,854,041)	(14,316,625)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

15 — FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The fair value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given the short maturity period.  The Company is exposed to foreign exchange risks because of business transactions in foreign countries.  The Company is also exposed to commodity risks because one of the Company’s significant investments is exposed to fluctuations in gold prices (see Note 7 – Investments).  The Company’s exposure to interest rate risk and credit risk are minimal due to the nature of the financial structure of the company.

The Company holds common shares in publicly traded companies.  The shares have been recorded on the Balance Sheet as investments at fair value.  The fair value of the common shares was determined directly by reference to the published share price in the active market.

The Company holds share purchase warrants and share options in other junior public resource based companies.  The purchase warrants have been recorded on the Balance Sheet as investments at fair value.  The fair value of the warrants was estimated as at December 31, 2007 using the Black-Scholes option valuation model, using the following assumptions:

Expected option life	Actual warrant expiry date - May 1, 2008
Volatility	114%
Risk-free interest rate	3.91%
Dividend yield	0.00%

The Company does not use derivative instruments to reduce its exposure to foreign currency or commodity risk.

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

Orezone Resources Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).  Under SEC rules, the Company is considered an exploration stage company.

The material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Adjusted Statements of Operations and Comprehensive Loss

				Cumulative since
				Inception (July 1990)
	2007	2006	2005	to December 31. 2007

Net loss based on Canadian GAAP	(3,054,112)	(1,064,722)	(5,321,816)	(17,552,102)
Abandoned properties (b)	2,039,175	202,520	3,687,251
Adjustment for write-off of deferred exploration costs (a)	(13,699,644)	(10,130,254)	(20,838,213)	(53,464,525)
Optionee contributions (a)	725,405	1,151,042	14,225,450	21,448,520
Mineral properties adjustment (c)	35,000	—	544,519	(2,435,550)
Income associated with embedded derivatives (d)	371	301,475	—	—
Net loss under US GAAP	(13,953,805)	(9,539,939)	(7,702,809)	(52,003,657)
Other comprehensive income (loss)
Unrealized gain on investments (e) (g)	1,431,103	606,634	53,783
Realized gain on investments (e) (g)	(822,887)	—	—
Comprehensive loss under US GAAP	(13,345,589)	(8,933,305)	(7,649,026)
Loss per share, basic and diluted	(0.09)	(0.07)	(0.07)
Weighted average number of shares	154,103,269	132,887,357	116,516,591

Adjusted Balance Sheets

	As at December 31, 2007				As at December 31, 2006
	Canadian				Canadian
	GAAP	Adjustments		US GAAP	GAAP	Adjustments		US GAAP
	$	$		$	$	$		$
Assets
Total current	53,801,045	—		53,801,045	23,064,453	—		23,064,453
Investments	7,065,335	—		7,065,335	1,244,819	908,109	(e)	2,152,928
Mineral exploration properties	215,082,778	(2,435,550	)(c)	212,647,228	6,145,562	(2,470,550	)(c)	3,675,012
Deferred exploration expenses	32,016,005	(32,016,005	)(a)	—	21,080,941	(21,080,941	)(a)	—
Other long-term	3,109,950	—		3,109,950	451,720	—		451,720
	311,075,113	(34,451,555)		276,623,558	51,987,495	(22,643,382)		29,344,113

Liabilities and Shareholders’ Equity
Total liabilities	4,881,220	—		4,881,220	1,679,744	—		1,679,744
Deficit	(17,552,102)	(34,451,555)		(52,003,657)	(14,799,836)	(23,250,016)		(38,049,852)
Cumulative translation adjustment	—			—	483,211	(483,211	)(g)
Accumulated other comprehensive income	1,698,061			1,698,061	—	1,089,845	(g)	1,089,845
Shares and contributed surplus	322,047,934	—		322,047,934	64,624,376	—		64,624,376
	311,075,113	(34,451,555)		276,623,558	51,987,495	(22,643,382)		29,344,113

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Statement of Shareholders’ Equity (since Inception)

				Accumulated
	Common Stock		Contributed	Comprehensive
	Shares	$	Surplus	Income	Deficit

Balance, July 1990	—	$—	$—	$—	$—
Common stock issued for cash	45,720	12,615	—	—	—
Common stock issued for mining claims	800,000	18,965	—	—	—
Common stock issued for exploration expenses	240,000	66,205	—	—	—
Share issue expense	—	(714)	—	—	—
Net loss	—	—	—	—	(99,201)
Balance July 31, 1990	1,085,720	97,071	—	—	(99,201)
Common stock issued for cash	258,752	80,339	—	—	—
Common stock issued for mining claims	50,000	13,793	—	—	—
Common stock issued for exploration expenses	992,124	307,893	—	—	—
Share issue expense	—	(51,950)	—	—	—
Net loss	—	—	—	—	(283,982)
Balance July 31, 1991	2,386,596	447,146	—	—	(383,183)
Common stock issued for cash	2,335,000	335,854	—	—	—
Common stock issued for mining claims	400,000	55,171	—	—	—
Share issue expense	—	(65,474)	—	—	—
Net loss	—	—	—	—	(174,690)
Balance July 31, 1992	5,121,596	772,697	—	—	(557,873)
Common stock issued for mining claims	250,000	1,724	—	—	—
Net loss	—	—	—	—	(49,337)
Balance July 31, 1993	5,371,596	774,421	—	—	(607,210)
Common stock issued for cash	1,700,000	386,370	—	—	—
Common stock issued for mining claims	4,650,000	807,911	—	—	—
Common stock issued for exploration expenses	2,250,000	310,337	—	—	—
Warrants exercised	40,000	7,172	—	—	—
Share issue expense	—	(11,595)	—	—	—
Net loss	—	—	—	—	(786,574)
Balance July 31, 1994	14,011,596	2,274,617	—	—	(1,393,784)
Common stock issued for cash	535,714	103,446	—	—	—
Options exercised	916,047	183,913	—	—	—
Share issue expense	—	(3,628)	—	—	—
Net loss	—	—	—	—	(658,002.12)
Balance July 31, 1995	15,463,357	2,558,348	—	—	(2,051,786)
Common stock cancelled on consolidation	(12,188,170)	—	—	—	—
Common stock issued for cash	1,683,331	606,882	—	—	—
Common stock issued for mining claims	85,000	17,585.78	—	—	—
Common stock issued for exploration expenses	25,000	6,896.38	—	—	—
Common stock issued for debt settlement	109,661	92,050.18	—	—	—
Common stock issued for consultants’ fees	103,000	22,053.95	—	—	—
Share issue expense	—	(14,270.81)	—	—	—
Net loss	—	—	—	—	(763,558)
Balance July 31, 1996	5,281,179	3,289,545	—	—	(2,815,344)
Common stock issued for cash	539,455	372,029	—	—	—
Common stock issued for mining claims	222,500	153,445	—	—	—
Common stock issued for exploration expenses	2,732	1,053	—	—	—
Common stock issued for consultants’ fees	33,250	7,586	—	—	—
Options exercised	11,000	7,586	—	—	—
Common stock issued for advances on royalties	37,890	20,689	—	—	—
Warrants exercised	935,632	251,646	—	—	—
Share issue expense	—	(29,105)	—	—	—
Net loss	—	—	—	—	(658,271)
Balance July 31, 1997	7,063,638	4,074,474	—	—	(3,473,615)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Statement of Shareholders’ Equity (since Inception) (continued)

				Accumulated
	Common Stock		Contributed	Comprehensive
	Shares	$	Surplus	Income	Deficit

Balance July 31, 1997 - carried forward	7,063,638	4,074,473	—	—	(3,473,615)
Common stock issued for cash	1,650,000	482,747	—	—	—
Common stock issued for mining claims	753,291	270,063	—	—	—
Options exercised	375,000	129,307	—	—	—
Warrants exercised	497,666	133,852	—	—	—
Share issue expense	—	(12,816)	—	—	—
Net loss	—	—	—	—	(905,318)
Balance July 31, 1998	10,339,595	5,077,626	—	—	(4,378,933)
Common stock returned to treasury	(75,000)	(25,861)	26,758	—	—
Common stock issued for cash	1,143,750	315,510	—	—	—
Common stock issued for mining claims	116,430	28,103	—	—	—
Share issue expense	—	(11,720)	—	—	—
Net loss	—	—	—	—	(458,597)
Balance December 31, 1998	11,524,775	5,383,657	26,758	—	(4,837,530)
Common stock issued for cash	5,443,333	2,139,259	—	—	—
Common stock issued for mining claims	100,000	19,586	—	—	—
Options exercised	65,000	13,448	—	—	—
Common stock issued for advances on royalties	35,028	13,793	—	—	—
Warrants exercised	12,500	4,310	—	—	—
Share issue expense	—	(186,523)	—	—	—
Net loss	—	—	—	—	(1,549,335)
Balance December 31, 1999	17,180,636	7,387,529	26,758	—	(6,386,865)
Common stock returned to treasury	(2,876)	(2,414)	2,497	—	—
Common stock issued for cash	4,333,333	655,157	—	—	—
Options exercised	57,550	13,891	—	—	—
Share issue expense	—	(8,206)	—	—	—
Net loss	—	—	—	—	(447,971)
Balance December 31, 2000	21,568,643	8,045,957	29,255	—	(6,834,836)
Common stock returned to treasury	(90,000)	(7,448)	7,706	—	—
Common stock issued for cash	1,750,000	144,824	—	—	—
Common stock issued for mining claims	450,000	34,827	—	—	—
Share issue expense	—	(6,283)	—	—	—
Net loss	—	—	—	46,425	(423,185)
Balance December 31, 2001	23,678,643	8,211,877	36,961	46,425	(7,258,021)
Common stock issued for cash	13,088,234	1,827,542	—	—	—
Common stock issued for mining claims	150,000	20,689	—	—	—
Common stock issued for acquisition of a subsidiary	21,497,834	2,091,518	—	—	—
Common stock issued for debt settlement	12,614,525	1,739,892	—	—	—
Options issued for consultants’ fees	—	—	248,142	—	—
Options exercised	150,000	31,034	—	—	—
Warrants issued for acquisition of a subsidiary	—	225,943	—	—	—
Warrants exercised	1,500,000	310,337	—	—	—
Share issue expense	—	(85,779)	—	—	—
Net loss	—	—	—	(52,615)	(2,009,524)
Balance December 31, 2002	72,679,236	14,373,054	285,103	(6,190)	(9,267,545)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Statement of Shareholders’ Equity (since Inception) (continued)

				Accumulated
	Common Stock		Contributed	Comprehensive
	Shares	$	Surplus	Income	Deficit

Balance December 31, 2002 - carried forward	72,679,236	14,373,054	285,103	(6,190)	(9,267,546)
Common stock issued for cash	23,700,000	11,045,137	—	—	—
Options issued for consultants’ fees	—	—	806,301	—	—
Options exercised	1,295,000	414,389	(149,130)	—	—
Warrants exercised	3,928,657	1,191,337	—	—	—
Share issue expense	—	(901,257)	—	—	—
Net loss	—	—	—	76,653	(3,688,717)
Balance December 31, 2003	101,602,893	26,122,660	942,274	70,463	(12,956,263)
Common stock issued for debt settlement	1,112,650	917,600	—	—	—
Options issued for consultants’ fees	—	—	1,248,028	—	—
Options exercised	889,000	415,512	(133,904)	—	—
Warrants exercised	7,659,780	3,603,956	—	—	—
Share issue expense	—	—	—	—	—
Cumulative translation adjustment	—	—	—	483,211	—
Net loss	—	—	—	126,350	(7,850,841)
Balance December 31, 2004	111,264,323	31,059,728	2,056,398	680,024	(20,807,104)
Common stock issued for cash	15,000,000	25,802,013	—	—	—
Options issued for consultants’ fees	—	—	730,930	—	—
Options exercised	1,123,950	1,135,443	(500,420)	—	—
Warrants exercised	5,389,368	5,189,858	—	—	—
Share issue expense	—	(1,628,091)	—	—	—
Net loss	—	—	—	(143,030)	(7,702,809)
Balance December 31, 2005	132,777,641	61,558,951	2,286,908	536,994	(28,509,913)
Options issued for consultants’ fees	—	—	531,823	—	—
Options exercised	241,000	434,139	(205,793)	—	—
Share issue expense	—	18,348	—	—	—
Net loss	—	—	—	552,851	(9,539,939)
Balance December 31, 2006	133,018,641	62,011,438	2,612,938	1,089,845	(38,049,852)
Options issued	—	—	1,373,330	—	—
Options exercised	696,800	958,640	(479,740)	—	—
Option modification	—	—	(77,275)	—	—
Options issued for cash	89,974,156	107,968,987	—	—	—
Options issued for acquisition of Essakane	132,266,341	158,719,609	—	—	—
Share issue expense	—	(11,039,993)	—	—	—
Unrealized gain on fair value of available-for-sale investments	—	—	—	1,431,103	—
Disposal of available-for-sale investments	—	—	—	(822,887)	—
Net loss	—	—	—	—	(13,953,805)
Balance December 31, 2007	355,955,938	318,618,681	3,429,253	1,698,061	(52,003,657)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(a)    Deferred exploration expenses

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 — “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 also states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

(a)    Deferred exploration expenses (continued)

Under U.S, GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

b)    Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During 2007, $2,039,175, $202,520 in 2006 and $3,687,251 in 2005, was written-off as the development was not considered economically feasible and therefore was abandoned.  Under U.S. GAAP these costs would have been expensed in a prior period.

c)    Mineral exploration properties

Under Canadian GAAP, costs related to the acquisition of mineral exploration properties are capitalized. Under U.S. GAAP, up to December 31, 2003, the Company was required to amortize the carrying value of mineral exploration properties to operations over the estimated exploration period required to identify proven and probable reserves.

However, effective January 1, 2004, the Company adopted the provisions of the Emerging Issues Task Force (“EITF”) 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. As a result, under U.S. GAAP, the Company’s carrying value of mineral exploration properties will only be amortized upon the commencement of mining any proven and probable reserves identified on the property.  To the date of implementation of EITF 04-02, the Company recorded amortization of $2,470,550.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

d)    Embedded derivatives

Embedded derivatives related to the Company’s investments purchased in the 2006 fiscal year were not accounted for separately under Canadian GAAP.  On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments, which is largely consistent with accounting for embedded derivatives under U.S. GAAP. As a result, all embedded derivatives in 2006 must be identified and separately accounted for at fair value.  Any change in fair value is generally recognized in net income.

e)    Investments

Under Canadian GAAP, prior to January 1, 2007, investments in shares of public companies were recorded at cost, less any provision for decreases in value that are other than temporary.  Under U.S. GAAP, the Company is required to record its investments, which have been identified as available-for-sale investments, at fair value.  As a result, an unrealized gain or loss is recorded as a component of other comprehensive income under shareholders’ equity.  On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which is largely consistent with accounting under U.S. GAAP.

f)    Statements of cash flows

 As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as an operating rather than an investing activity.

g)     Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes. Comprehensive income is net income, plus certain other items that are recorded directly to Shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.  On January 1, 2007, the Company adopted CICA Handbook Section 1530, Other Comprehensive Income, which is consistent with accounting under U.S. GAAP as it pertains to the Company.

h)    Recent US accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”, which is an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in the fiscal year starting January 1, 2007.  The Company completed its assessment regarding the effect of the implementation of FIN 48 and has determined that the adoption of FIN 48 did not have a material impact on its consolidated financial position or results of operations.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

h)    Recent US accounting pronouncements (continued)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently analyzing the effect, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates.  Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

In December 2007, the FASB revised SFAS No. 141R, “Business Combinations.”  This revision establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This statement is required to be adopted by the Company for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008.  The Company is currently assessing the impact of the adoption on this Statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.”  SFAS No. 160 establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact of the adoption on this Statement.

Adjusted consolidated statements of cash flows

Orezone Resources Inc. is amending its US GAAP note disclosure for the years 2007, 2006 and 2005.  The amendment corrects a clerical error in the disclosure of US GAAP differences regarding cash flows.  There is no effect to the Statements of Cash Flows or the Financial Statements.

Under U.S. GAAP, cash flows used in investing activities classified as deferred exploration expenses would decrease by $9,981,358 in 2007, $9,993,726 in 2006 and $4,486,841 in 2005, and cash flows used in operating activities would increase by the same amount.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Cumulative since
inception
(July 1990)
to December 31,
2007
$
OPERATING ACTIVITIES
Net loss	(52,003,657)
Non-cash items
Services paid by the issuance of stock options	708,345
Amortization of equipment	107,814
Gain on disposal of investments	(1,129,572)
Unrealized loss on fair value of warrants	126,666
Gain on notes payable	(57,699)
Interest on note payable	94,493
Loss on disposal of equipment	3,138
Write-off of deferred exploration expenditures	—
Recovery of optionee contributions	—
Write-off of mineral exploration property acquisition costs	3,792,486
Stock-based compensation	2,989,403
Write-down of advances to related company and other	344,505
Changes in non-cash working capital items	6,377,378

Cash flows used in operating activities	(38,646,700)

INVESTING ACTIVITIES
Exploration funds	(26,965)
Sale of investments	1,436,155
Purchase of investments	(5,853,591)
Change in other long-term receivables	(791,644)
Deposits on property, plant and equipment	(1,493,845)
Purchase of property, plant and equipment	(1,836,856)
Proceeds on disposal of property, plant and equipment	3,670
Investment in mineral exploration properties	(211,427,839)
Deferred exploration expenses	—
Optionee contributions	—
Advances to related companies	(343,832)
Other	16,179

Cash flows used in investing activities	(220,318,568)

FINANCING ACTIVITIES
Repayment of debt	(385,668)
Proceeds from issuance of common shares	324,724,059
Share issue costs	(13,913,678)

Cash flows provided by financing activities	310,424,713

Effect of exchange rate changes on cash and cash equivalents	1,745,501

Increase in cash and cash equivalents	53,204,946
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	53,204,946

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

17 — RELATED PARTY TRANSACTIONS

During the year, the Company charged $78,581 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company.  San Anton’s President and Chief Executive Officer (“CEO”) is a director of the Company.  The Company’s CEO is also a director of San Anton.

18 – SUBSEQUENT EVENTS

On February 3, 2008, the Company signed a memorandum of understanding (“MOU”) with North Atlantic Resources Ltd. (“North”) to create a new uranium exploration company.  Under the terms of the MOU, the Company will transfer its existing uranium exploration permits in Niger to the new entity.  North will transfer its wholly-owned subsidiary Selier Energy Niger SARL which holds three uranium exploration permits in Niger.  Each company will own 50% of the entity subsequent to the transaction.  The Company’s executives will form the majority of the Board of Directors of the entity and the Company will run its day-to-day operations.  The Company has determined, based on a review of the terms of the MOU, that the new entity is a variable interest entity and will be subject to accounting consideration under AcG 15: Consolidation of Variable Interest Entities.  Since the formal agreement has not yet been signed, it is impracticable to determine whether or not the Company is the primary beneficiary of the new entity, and accordingly whether the Company will be required to consolidate its results.

On February 29, 2008, the Company announced that the Government of Burkina Faso had given notice that it would pass a law that grants Essakane SARL, an Orezone subsidiary, an industrial mining permit for the Essakane Project.  The law passed on March 5, 2008 and as of that date the Company will begin capitalizing exploration expenditures of the Essakane Project for U.S. GAAP purposes.